Statoil has claimed confidential treatment of
portions of this letter in accordance with
17 C.F.R. § 200.83.

October 24, 2014

Via Edgar

Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4628

Dear Mr. Schwall,

Thank you for your letter dated September 19, 2014 setting forth comments of the Staff of the Commission (the “Staff”) relating to the Form 20-F for the year ended December 31, 2013 (the “2013 Form 20-F”) of Statoil ASA (“Statoil” or the “Company”) filed on March 21, 2014 (File Number 001-15200).

In accordance with what we understand to be the Staff’s policy with respect to requests for confidential treatment of responses to the Staff’s comment letters, we are submitting two separate letters to the Staff’s comments. Concurrent with the submission to you of this letter, confidential treatment of portions of this letter is being requested under the Commission’s rules in accordance with 17 C.F.R § 200.83. Accordingly, a separate version of this response letter containing confidential information of Statoil is being filed by hand and not via EDGAR. This letter being submitted via EDGAR does not contain confidential information of Statoil and therefore is not submitted on a confidential basis.

To facilitate the Staff’s review of our response, we have included in this letter the caption and numbered comments from the Staff’s comment letter in bold text, and have provided our responses immediately following the comment.

Statoil has claimed confidential treatment of
portions of this letter in accordance with
17 C.F.R. § 200.83.

Form 20-F for the Fiscal Year Ended December 31, 2013

Business Overview

Production Volumes and Prices

Entitlement Production

1. You present your natural gas liquids (“NGLs”) combined with oil as a single aggregated figure for purposes of disclosing information related to your production quantities and average sales price. Items 1204(a) and 1204(b)(1) of Regulation S-K require the disclosure of the production and the average sales price by final product sold or produced, of oil, gas, and other products such as NGLs. The staff considers NGLs to be a separate product type under Items 1204(a) and 1204(b)(1) of Regulation S-K; therefore, if NGL production is material, figures for the annual production quantities and average sales price of NGLs should be presented separately for disclosure under Item 1204 of Regulation S-K. To comply with Item 1204 of Regulation S-K, please revise your disclosure to provide the annual production and the average sales price by individual product type for each of the periods presented.

We believe our disclosure of production quantities, proved reserves and average sales prices is in compliance with Item 1204 of Regulation S-K. The NGL production volumes do not represent a material proportion of our total production, revenue or reserves. In 2013, NGL volumes represented approximately 8% of Statoil’s total production, 7% of total revenue and 8% of total proved reserves. In 2012, NGL volumes represented approximately 8% of Statoil’s total production, 7% of total revenue and 9% of total proved reserves.

In future filings, however, we will comply with the Staff’s request and present our annual production, the average sales price and NGL reserves separately.

2. We also note you have not provided disclosure of the production by final product type sold for fields that contain 15% or more of your total proved reserves based on oil-equivalent-barrels. Please advise or revise your disclosure to comply with the requirements set forth in Item 1204 of Regulation S-K.

We believe our disclosure of the production by final product type sold for fields that contain 15% or more of total proved reserves based on oil-equivalent-barrels is in compliance with Item 1204 of Regulation S-K. Statoil discloses average production for all of our fields in production in the Business overview section. The figures are shown in the table on pages 16 and 28. Only one field contains more than 15% of our total proved reserves, the Troll field. The breakdown for liquid and gas for the Troll field has been provided in the table on page 16 as referred to above, by presenting the Troll Phase 1 (gas) and Troll Phase 2 (oil) separately. Other product types are not material based on total production volumes from Troll.

Statoil has claimed confidential treatment of
portions of this letter in accordance with
17 C.F.R. § 200.83.

Proved Oil and Gas Reserves

3. You present your natural gas liquids (“NGLs”) combined with oil as a single aggregated figure for the purpose of disclosing information in 3.11 relating to your proved oil and gas reserves, in 3.11.1 relating to the development of your reserves, in 3.11.2 relating to the preparations of reserves estimates and in 8.1.27 relating to your oil and gas reserve quantities. Your NGLs appear to represent a significant proportion of the combined quantities of your crude oil, condensate and LPG based on the disclosure of DeGolyer and MacNaughton’s independent evaluation of your reserves provided in Exhibit 15(a)(iv). The staff considers NGLs to be a separate product type under Item 1202(a)(4) of Regulation S-K; therefore, NGL reserves, if material, should be presented as separate quantities for disclosure under Item 1202(a)(2) of Regulation S-K. FASB ASC paragraph 932-235-50-4 also requires separate disclosure of NGL reserves, if significant, in the disclosure of an entity’s supplemental oil and gas information. Please revise your disclosures in each instance noted to separately present, on a disaggregated basis, your NGL reserve quantities.

Please see our response to Comment 1 above.

4. Please expand your disclosure to explain in more detail the overall net change in the quantities of your proved undeveloped reserves. For example, we have estimated that you had an overall change in the net quantities of your proved undeveloped reserves during 2013 of approximately 202 mmboe. However, the difference between your disclosure of the positive revisions of 457 mmboe due to the addition of proved undeveloped reserves relating to sanctioning new development projects and the 460 mmboe of proved undeveloped reserves converted to proved developed reserves does not appear to reconcile the overall change in net reserves. Please expand your disclosure and provide a narrative explanation for the material changes relating to all causes such as revisions of previous estimates, improved recovery, extensions and discoveries, purchases or sales of mineral in place in addition to the factors already disclosed. Refer to the disclosure requirements in Item 1203(b) of Regulation S-K.

The illustration below lists the different changes in proved undeveloped reserves that occurred during the year, including material changes as required by Item 1203(b) of Regulation S-K, showing how the different numbers reconcile and add up to the net change of 202 mmboe.

Statoil has claimed confidential treatment of
portions of this letter in accordance with
17 C.F.R. § 200.83.

Proved undeveloped reserves:

On page 53 of Statoil’s 2013 Form 20-F we stated that “…approximately 460 million boe were converted from undeveloped to developed proved reserves”. The exact number is 458 million boe.

The sanctioning of new development projects added a total of 457 million boe of proved undeveloped reserves in 2013, disclosed on page 50 in our 2013 Form 20-F. In addition, the extensions of 66 million boe related to further drilling in the Bakken, Marcellus and Eagle Ford onshore plays in the US, as described on page 50 in our 2013 report, increased the proved undeveloped reserves and add up to 523 mmboe.

Revisions and improved recovery on several fields added 170 million boe of proved undeveloped reserves. These revisions are based on new information available either from drilling of new wells or from production experience, resulting in an improved understanding of the fields.

Purchase and sale of reserves-in-place are mainly related to the agreements with Wintershall and OMV. The net effect of these agreements reduced the proved undeveloped reserves by 33 million boe.

Statoil has claimed confidential treatment of
portions of this letter in accordance with
17 C.F.R. § 200.83.

In future filings, Statoil’s narrative discussion of material changes in proved undeveloped reserves  will be clarified to include a narrative discussion presenting material changes in proved undeveloped reserves changes due to revisions and improved recovery, extensions and discoveries, purchases of reserves-in-place and sales of reserves-in-place.

5. We note that the addition of 457 mmboe in proved undeveloped reserves due to the addition of proved undeveloped reserves relating to sanctioning new development projects appears to represent a material addition in your proved reserves as of December 31, 2013. Please expand your disclosure to provide a discussion of the technologies used to establish the appropriate level of certainty for the material additions to your reserves as of December 31, 2013. Refer to Item 1202(a)(6) of Regulation S-K.

The additions from sanctioning of new development projects in Norway, Azerbaijan, the US and Angola, added a total of 457 million boe of proved undeveloped reserves in 2013. These were the Shah Deniz phase 2 development in Azerbaijan, the Heidelberg field in the US, and the Aasta Hansteen, Oseberg Delta 2, Gudrun Øst, Rhea and Fram H Nord fields in Norway. The largest additions were in the Shah Deniz and the Aasta Hansteen fields, representing [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] and [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] of our total proved reserves at year end 2013.

We do not believe these to be material additions that would require a discussion of technologies pursuant to Item 1202(a)(6).

Operational Statistics

6. Please expand your disclosure to present the expiration dates relating to material amounts of your gross and net undeveloped acreage to comply with Item 1208(b) of Regulation S-K.

Statoil holds acreage in numerous concessions, blocks and leases. The terms and conditions regarding expiration dates vary significantly from property to property. Work programs are designed to ensure that the exploration potential of any property is fully evaluated before expiration.

Acreage related to several of these concessions, blocks and leases are scheduled to expire within the next three years. Any acreage which has already been evaluated to be non-profitable may be relinquished prior to the current expiration date. In other cases, we may decide to apply for an extension if more time is needed in order to fully evaluate the potential of the properties. Historically, Statoil have generally been successful in obtaining such extensions.

Statoil has claimed confidential treatment of
portions of this letter in accordance with
17 C.F.R. § 200.83.

Most of the undeveloped acreage that will expire within the next three years is related to early exploration activities where no production is expected in the foreseeable future. The expiration of these leases, blocks and concessions will therefore not have any material impact on our reserves.

If you have any questions relating to this request for confidential treatment or this letter, please contact Kathryn A. Campbell at +44 20 7959 8580. She may also be reached by facsimile at ±44 20 3350 2080 and by email at campbellk@sullcom.com.

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in its Form 20-F, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s Form 20-F, and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Torgrim Reitan
Torgrim Reitan

cc:	John Hodgin
(Securities and Exchange Commission)

Kathryn A. Campbell
(Sullivan & Cromwell LLP)